Exhibit 23.8

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-196742) of Crown Castle REIT Inc. and the related Proxy Statement/Prospectus, and to the incorporation by reference therein of our report dated December 19, 2013, with respect to the Statement of Revenues and Certain Expenses of Tower Sites (a component of AT&T Inc.), comprising the operations of certain wireless communications towers owned by subsidiaries of AT&T Inc., for the year ended December 31, 2012, included in the Current Report on Form 8-K/A of Crown Castle International Corp. dated January 17, 2014, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Dallas, Texas

September 17, 2014